UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC FILE NUMBER: 000-29735
CUSIP NUMBER:03823T 105

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K                       ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                        ☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant	Applied Natural Gas Fuels, Inc. f/k/a PNG Ventures, Inc.
Former Name if Applicable
Address of Principal Executive Office	5310 Harvest Hill Road, Suite 229
City, State, and Zip Code	Dallas, Texas 75230

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒
(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

The Company is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2009.  On March 24, 2010, the Company emerged from bankruptcy pursuant to Chapter 11 of the United States Bankruptcy Code.

The Company’s management team and other finance and accounting personnel have been focused on the preparation of certain materials required in connection with the bankruptcy, and consequently, will not be able to timely file the Form 10-K due on March 31, 2010 without unreasonable effort or expense.  In addition, the Company needs additional time to assess the impact of ASC 852.10 on the assets and liabilities of the Company in connection with the bankruptcy proceedings.

As a result of these developments, the Company is unable to complete the preparation of its consolidated financial statements and related disclosures to be included in the Form 10-K to have them properly certified by its principal executive officers and reviewed by its independent registered public accounting firm in order to timely file the Form 10-K.  The Company undertakes the responsibility to file such annual report no later than fifteen days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Cem Hacioglu	(214)	613-0220
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                        ☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        ☒ Yes      ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to record an impairment in value on its principal asset, our manufacturing plant, of approximately $10 million based on an independent appraisal which the Company requested as part of the bankruptcy proceedings.  This impairment may also have an effect on certain liabilities of the Company that are secured by the impaired asset.  Since the Company’s analysis of its assets and liabilities, including the potential impairment of the Company’s principal asset, remains incomplete, the Company is unable to provide a more detailed explanation of the potential adjustment to the value of its assets and liabilities.

Applied Natural Gas Fuels, Inc.
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2010

By:   /s/ Cem Hacioglu
Cem Hacioglu
Chief Executive Officer